
July 22, 2021

Michael H. Braun
Chief Executive Officer
FedNat Holding Company
14050 N.W. 14th Street, Suite 180
Sunrise, FL 33323

Re: FedNat Holding Company
Registration Statement on Form S-3
Filed July 16, 2021
File No. 333-257983

Dear Mr. Braun:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance